UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Officers

Effective September 21, 2026, the board of directors (the “Board”) of Golden Sun Technology Group Limited  (the “Registrant” or the “Company”) appointed Ms. Bekazela Matshazi as Co-Chief Executive Officer of the Company.

Ms. Bekazela Matshazi will serve as Co-Chief Executive Officer together with the Company’s current Chief Executive Officer, Xueyuan Weng.

Ms. Bekazela Matshazi has been serving as Chief Technology & Innovation Officer of Homeboss AI since April 2025. Prior to that, she served as Technology & Innovation Director at KSTAR New Energy Technology Co., Ltd. from October 2023 to April 2025. Ms. Bekazela Matshazi holds a Master’s Degree in Materials Science and Engineering from Wuhan Textile University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2026

Golden Sun Technology Group Limited

By:	/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

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